Exhibit 4.9

SECOND AMENDMENT TO WARRANT TO

PURCHASE SERIES B PREFERRED STOCK

OF

ENERGY & EXPLORATION PARTNERS, INC.

THIS SECOND AMENDMENT TO WARRANT TO PURCHASE SERIES B PREFERRED STOCK (this “Amendment”), is entered into by and between Energy & Exploration Partners, Inc. (the “Company”) and [            ] (“Holder”), as of July 31, 2014 (the “Effective Date”).

R E C I T A L S

WHEREAS, the Company and Holder have entered into that certain Warrant to Purchase Series B Preferred Stock dated [            ], as amended on July 10, 2014 (the “Warrant”);

WHEREAS, the parties hereto desire to make certain amendments to the Warrant as provided herein;

WHEREAS, capitalized terms not otherwise defined herein shall have the meaning given them in, or incorporated by reference in, the Warrant.

NOW, THEREFORE, in consideration of the mutual premises set forth herein, the Company and Holder agree and consent to amend the Warrant as follows:

ARTICLE I

AMENDMENTS TO WARRANT

Section 1.1. Amendments to Section 1.

(a) Section 1 of the Warrant is hereby amended by deleting the following definitions:

“Convertible Notes” means $375 million principal amount of the Company’s 8.0% Convertible Subordinated Notes due 2019 to be issued on or about July 22, 2014 pursuant to an Indenture to be dated as of July 22, 2014 between the Company and U.S. Bank National Association, as trustee.

“Convertible Note Shares” means the Shares of Common Stock received upon the conversion of the Convertible Notes.

“FIRPTA Certificate” has the meaning set forth in Section 9.3(a).

“First Amendment to Warrant” means that certain Amendment to Warrant to Purchase Series B Preferred Stock, dated as of July 10, 2014, among the Company and the Holder.

“Per Share Cash Amount” has the meaning set forth in Section 2.1(d).

“Reduced Shares” means a number of Shares of Common Stock that would otherwise be issuable to the Holder in the deemed exercise of this Warrant upon the consummation of a Qualified Public Offering pursuant to Section 2.1(d) equal to the greater of (i) the number of such Shares determined in good faith by the tax advisor to the Holder to ensure that the Holder would not be a “10-percent shareholder” of the Company as determined under Sections 871(h)(3) and 881(c) of the Code and Treasury Regulations Section 1.871-14(g) as a result of or following such exercise, taking into account any other Shares treated as owned, directly or indirectly, by the Holder pursuant to Treasury Regulations Section 1.871-14(g)(2)(ii) including upon the exercise of any other security, warrant or option owned by the Holder in respect of Shares of the Company that is convertible in a Qualified Public Offering, and (ii) a number of Shares the aggregate Per Share Cash Amount of which, when aggregated with any cash proceeds to be received by the Holder from the sale of Convertible Note Shares in a Qualified Public Offering, is equal to the maximum amount of the potential withholding obligation of the Company pursuant to Section 1445 in respect of the deemed exercise of this Warrant for Shares of Common Stock and cash pursuant to Section 2.1(d); provided, however, that if the number of Reduced Shares would otherwise not be a whole number, it shall be rounded up to the next whole number.

Section 1.2. Amendment to Section 2. Section 2.1(d) is hereby amended and restated in its entirety as follows:

(d) Conversion Upon Qualified Public Offering. Upon the consummation of a Qualified Public Offering of the Company, the Holder shall be deemed to have exercised this Warrant in full, without payment of the Exercise Price therefor, for a number of Shares of Common Stock equal to (i) the number of Shares of Common Stock into which the Shares of Series B Preferred Stock issuable upon exercise of this Warrant would have been converted upon consummation of the Qualified Public Offering if such Shares of Series B Preferred Stock had been outstanding immediately prior to the consummation of the Qualified Public Offering minus (ii) a number of Shares of Common Stock determined by dividing (A) the aggregate Exercise Price for the Shares of Series B Preferred Stock issuable upon exercise of this Warrant immediately prior to the consummation of the Qualified Public Offering by (B) the public offering price per Share of Common Stock in the Qualified Public Offering. As promptly as practicable after the consummation of the Qualified Public Offering, and in any event within three (3) Business Days thereafter, the Company shall execute or cause to be executed and deliver or cause to be delivered to Holder a certificate reflecting Holder’s ownership of the aggregate number of Shares of Common Stock issuable upon such deemed exercise of this Warrant, together with cash in lieu of any fraction of a Share of Common Stock, as hereinafter provided in Section 2.3. The Company shall update its records to reflect ownership of such Shares of Common Stock in the name of Holder. Such Shares of Common Stock shall be deemed to have been issued, and Holder shall be deemed to have become a holder of record of such Shares of Common Stock for all purposes, as of the date of the consummation of the Qualified Public Offering.

Section 1.3 Amendment to Section 9. Section 9.3 is hereby amended and restated in its entirety as follows:

9.3 Withholding. If the Company determines that U.S. federal withholding of Tax with respect to the Warrants or the Warrant Shares held by any Holder is necessary, the Company shall use commercially reasonable efforts to notify such Holder reasonably in advance of such withholding, and provide such Holder with a reasonable opportunity to establish an exemption or other basis for reducing or eliminating such U.S. federal withholding Tax. The Company shall cooperate with each Holder, and shall use commercially reasonable efforts to provide each Holder with information that any such Holder may request, in connection with such Holder’s Tax reporting and U.S. federal withholding Tax obligations relating to the Warrants and the Warrant Shares, including, with respect to each distribution payable on the Warrant Shares (whether in cash or in kind) or deemed distributed on the Warrant or Warrant Shares, providing such Holder with a contemporaneous reasonable estimate as to the amount of any such dividend that is expected to be treated as a dividend pursuant to section 301(c)(1) of the Code.

ARTICLE II

MISCELLANEOUS

Section 2.1 Warrant Ratification. Except as amended hereby, the Warrant shall remain in full force and effect, and the parties hereto hereby ratify the Warrant as amended hereby.

Section 2.2 Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

Section 2.3 Complete Agreement. This Amendment represents the final agreement among the parties and may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the parties. There are no unwritten oral agreements among the parties.

Section 2.4 Governing Law. ALL ISSUES AND QUESTIONS CONCERNING THE APPLICATION, CONSTRUCTION, VALIDITY, INTERPRETATION AND ENFORCEMENT OF THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first above written.

COMPANY:

ENERGY & EXPLORATION PARTNERS, INC.

By:
Name:
Title:

HOLDER:

[ ]

By:
Name:
Title: